

November 30, 2017

Rodger Novak
Chief Executive Officer
CRISPR Therapeutics AG
Baarerstrasse 14
6300 Zug
Switzerland

Re: CRISPR Therapeutics AG
Registration Statement on Form S-3
Filed November 9, 2017
File No. 333-221491

Dear Mr. Novak:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-3 filed on 11/9/17

Exhibits

1.   Please file a revised legal opinion that covers the securities that are included in the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Robert Puopolo